OPERATING AGREEMENT
OF
ONEGLOBE CITIZEN, LLC

AN ILLINOIS LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

OPERATING AGREEMENT OF ONEGLOBE CITIZEN, LLC

This Operating Agreement of OneGlobe Citizen, LLC is entered into by and among Brenden L. Dougherty; Colin J. McGowan; David Soto; and Vishal Arora (collectively, the "Initial Members"); and any Person who hereafter becomes a party hereto pursuant to the provisions hereof, and is made effective as of February 25, 2016, the effective date of the Articles of Organization of OneGlobe Citizen, LLC, an Illinois limited liability company.

ARTICLE I
DEFINITIONS

The following terms used herein shall have the following meanings (unless otherwise expressly provided herein or unless the context clearly indicates otherwise):

1.1 "Act" means the Illinois Limited Liability Company Act, 805 ILCS 180/1-1, et seq., as amended from time to time (or any corresponding provisions of succeeding law).

1.2 "Agreement" means this Operating Agreement of Limited Liability Company of OneGlobe Citizen, LLC

1.3 "Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time as required or permitted under Treasury Regulations §§1.704-1(b)(2)(iv)(d) through 1.704-1(b)(2)(iv)(g).

1.4 "Capital Account" means the account maintained for each Member in accordance with the provisions of the Code and the regulations promulgated thereunder, including but not limited to the rules regarding maintenance of capital accounts set forth in Treasury Regulations §1.704-1.

1.5 "Capital Contribution" means, with respect to any Member originally executing this Agreement, the capital contribution such Member actually makes pursuant to Article IV hereof; and with respect to any successor or assignee of any such Member's Units, that amount of capital that is in the same proportion to the total capital contributed by such Member originally executing this Agreement with respect to such Member's Units (Preferred or Common, as the case may be) as the Percentage Interest in the Company represented by the Units received by such successor or assignee from such Member bears to the total Percentage Interest in the Company represented by such Member's applicable class of Units immediately prior to the event or transaction pursuant to which such successor or assignee received such interest.

1.6 "Certificate" means the Articles of Organization filed with the Office of the Secretary of State of Illinois on February 25, 2016.

1.7 "Code" means the Internal Revenue Code of 1986, as amended. Any reference to any specific provision of the Code or any regulations promulgated thereunder shall also refer to any successor provisions thereto.

1.8 "Company" means ONEGLOBE CITIZEN, LLC, the Illinois limited liability company to be operated in accordance with the provisions of this Agreement.

1.9 "Company Losses" means items of Company loss and deduction determined in accordance with §4.2(b) of this Agreement.

1.10 "Company Profits" means items of Company income and gain determined in accordance with §4.2(b) below of this Agreement.

1.11 "Distributable Cash" means, for each Fiscal Year or a portion thereof, all cash of the Company derived from any source after deducting (a) all cash expenditures incurred in connection with the operation of the Company's business; (b) an amount necessary to pay all liabilities of the Company then due and owing including, without limitation, all loans to the Company and all advances made by any Member to the Company; and (c) an amount determined by the Managers to be reasonably necessary or desirable as a reserve for the operation of the Company business, liabilities of the Company not yet due, and/or future or contingent liabilities of the Company.

1.12 "Fiscal Year" means the Company's annual accounting period established pursuant to §10.1 below of this Agreement.

1.13 "Interest" or "Membership Interest" means the personal property ownership right of a Member in the Company entitling such Member to, among other things, an allocation of the Company's income, gains, losses, deductions, and credits (for both book and tax purposes) and a share of distributions made by the Company, such personal property ownership right being evidenced by and composed of Units. Each Member's allocation of the Company's income, gains, losses, deductions, and credits (for both book and tax purposes) and share of the Company's distributions shall be determined in accordance with this Agreement based on the number and type of Units owned by the Member.

1.14 "Majority Vote" means an affirmative vote of Voting Members who and that are entitled to vote, with respect to Units held by such Voting Members and representing more than one half of the total votes that may be cast (regardless of whether such votes are actually cast) by Members entitled to vote on the matter under consideration.

1.15 "Manager" means a person designated in accordance with this Agreement to act as a manager of the Company.

1.16 "Member" means any Person that holds an Interest in the Company represented by Units and is admitted as a member of the Company pursuant to the provisions of this Agreement, in such Person's capacity as a member of the Company.

1.17 "Non-Voting Member" means any Member that holds Non-Voting Units, in such Member's capacity as a holder of Non-Voting Units.

1.18 "Non-Voting Units" means, collectively, Units issued by the Company that represent non-voting limited liability company Interests in the Company.

1.19 "Percentage Interest" means, with respect to Units of any class held by any Member as of any date, the ratio (expressed as a percentage) of such Member's aggregate Capital Contribution with respect to such Units on such date to the aggregate Capital Contributions of all Members with respect to Units of the same class on such date.

1.20 "Person" means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

1.21 "Tax Matters Partner" means the Manager designated as such in §11.1(b) below of this Agreement.

1.22 "Tax Percentage" means, as of any distribution date, the sum of (a) the maximum federal income tax rate on ordinary income (i.e., income other than capital gain) of an individual, as specified in Code §1(a), plus (b) the maximum Illinois income tax rate on ordinary income of an individual resident of Illinois, as specified in §201(b) of the Illinois Income Tax Act.

1.23 "Unit" means an ownership interest in the Company that is designated as a Non-Voting Unit or a Voting Unit, with each Unit representing a fractional part of the aggregate Interests in the Company represented by all outstanding Units of the same class.

1.24 "Voting Member" means any Member that holds Voting Units, in such Member's capacity as a holder of Voting Units.

1.15 "Voting Units" means, collectively, Units issued by the Company that represent voting limited liability company Interests in the Company.

1.26 "Withdrawal" means, with respect to any Member, the death or bankruptcy of such Member or a complete disposition of such Member's entire Interest in the Company made during the lifetime (or other existence) of such Member.

ARTICLE II
FORMATION OF THE COMPANY

2.1 Formation. On February 25, 2016, the Company was organized as an Illinois limited liability company.

2.2 Name. The name of the Company is OneGlobe Citizen, LLC; provided, however, that the name shall be subject to change by the Managers of the Company.

2.3 Purpose; Powers. The purpose of the Company is (a) to create and disseminate culturally informative content and host a user-subscription social media platform and the transaction of any or all lawful business for which Limited Liability Companies may be organized under the Act and (b) to do anything and all things permitted by the Act necessary or appropriate for the purposes set forth above. The Company shall possess and may exercise all powers and privileges granted by the Act, by any other law, or by this Agreement, including incidental powers thereto, to the extent that such powers and privileges are necessary, customary, convenient, or incidental to the attainment of the Company's purposes. The Manager(s) shall have the right to amend the purposes contained in this section as needed.

2.4 Term. The term of the Company commenced on the date that the Certificate was filed in the Office of the Secretary of State of the State of Illinois and shall continue until the Company is dissolved in accordance with the provisions of either this Agreement or the Act.

2.5 Principal Place of Business. The principal place of business of the Company shall be located at 222 W. Merchandise Mart Plaza #1212, Chicago, Illinois, 60654; provided, however, that the principal place of business shall be subject to change by the Managers of the Company.

2.6 Other Offices. The Company may also have other offices within and without the State of Illinois at such places as the Managers may from time to time determine.

2.7 Registered Office and Registered Agent. The Company's initial registered office shall be at 222 W. Merchandise Mart Plaza #1212, Chicago, Illinois, 60654, and the name of its initial registered agent at such address shall be Brenden L. Dougherty. The Manager(s) may change the registered office and registered agent from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Office of the Secretary of State of the State of Illinois and paying any fees required under the Act.

2.8 Continuation of Company. The Members hereby agree that the Company shall be organized, administered, operated, and terminated in accordance with the provisions of this Agreement and the Act. The Members hereby further agree that the rights, duties, liabilities, and obligations of the Members shall be governed by the provisions of this Agreement and the Act.

2.9 Qualification in Other Jurisdictions. The Manager(s) shall cause the Company to be qualified, formed, or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company conducts business and in which such qualification, formation, or registration is required by law or deemed advisable by the Manager(s). Any Manager, as an authorized person within the meaning of the Act, shall execute, deliver, and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to do business.

ARTICLE III
VOTING AND NON-VOTING UNITS

3.1 Non-Voting Units. Except as may be hereinafter provided, the Interests in the Company designated as Non-Voting Units shall be nonvoting Units.

3.2 Voting Units. The remaining Interests in the Company shall be designated as Voting Units.

3.3 Units as Personal Property. The Interest of each Member in the Company, whether reflected in Units held by a Member or in a mere distributional interest as defined in Article 30 of the Act of a transferee who has not been admitted as a Member, is personal property.

3.4 Persons Deemed Members. The Company may treat the Person in whose name any Unit shall be registered on the books and records of the Company as a Member and the sole holder of such Unit for all purposes whatsoever and, accordingly, shall not be bound to recognize any equitable or other claims to or interest in such Unit on the part of any other Person, whether or not the Company shall have actual or other notice thereof.

ARTICLE IV
MANAGEMENT

4.1 Management of the Company. The initial number of Managers of the Company shall be one (1). The initial Manager of the Company shall be Mr. Dougherty. Except as elsewhere provided herein, if there is more than one Manager, the Managers shall act by majority vote. Except as otherwise stated in this Agreement or required under the Act, the business and affairs of the Company shall be conducted, directed, managed, and controlled, and all actions required under this Agreement shall be determined solely and exclusively by, the Manager(s); and the Managers shall have all rights and powers and authority on behalf and in the name of the Company to perform all acts necessary and desirable to the objects and purposes of the Company. Without limiting the generality of the foregoing, the Managers, in their capacity as such, shall have the right and power and authority, except as otherwise stated in this Agreement or required under the Act, on behalf of the Company to

(a) authorize, execute, and engage in contracts, transactions, investments, and dealings on behalf of the Company, including contracts, transactions, investments, and dealings with any Member;

(b) borrow money on behalf of the Company and mortgage, pledge, or otherwise encumber any assets of the Company;

(c) collect all amounts due to the Company;

(d) call meetings of Members;

(e) issue Units in accordance with the restrictions of this Agreement, including the issuance of Interests to employees of the Company, in consideration of services performed and to be performed, subject to such vesting provisions, priorities, including limitations on sharing in proceeds of liquidation or sale, or other requirements or conditions as determined by the Managers;

(f)   pay all expenses incurred in forming the Company;

(g)   lend money;

(h)   determine and make distributions, in cash or otherwise, in respect of Interests, in accordance with the provisions of this Agreement and the Act;

(i)   establish a record date with respect to all actions to be taken hereunder that require a record date to be established;

(j)   establish or set aside any reserve or reserves for contingencies and for any other proper Company purpose;

(k)   redeem, repurchase, or exchange, on behalf of the Company, Interests that may be so redeemed, repurchased, or exchanged;

(l)   appoint (and dismiss from appointment) attorneys and agents on behalf of the Company and employ or otherwise engage (and dismiss from employment or other engagement) any and all persons providing legal, accounting, or financial services to the Company, and such employees, consultants, independent contractors, or agents as the Managers deem necessary or desirable for the management and operation of the Company, including, without limitation, any Member;

(m)   incur and pay all expenses and obligations incident to the operation and management of the Company, including, without limitation, the services referred to in the preceding paragraph, taxes, interest, travel, rent, insurance, supplies, and salaries and wages of the Company's employees and agents, including compensation to service providers who are also Members, provided, however, that any adjustment in the compensation of Members who are also Managers must be justified, as determined by the Managers, based on the relative contribution of each Manager on behalf of the Company and the financial strength or success of the operations of the Company, and must be agreed on unanimously by all Managers then acting;

(n)   acquire and enter into any contract of insurance necessary or desirable for the protection or conservation of the Company and its assets or otherwise in the interest of the Company as the Managers shall determine;

(o)   open accounts and deposit, maintain, and withdraw funds in the name of the Company in banks, savings and loan associations, brokerage firms, or other financial institutions;

(p)   effect a dissolution of the Company and act as liquidating trustee or the Person winding up the Company's affairs, all in accordance with the provisions of this Agreement and the Act;

(q)   bring, defend, arbitrate, prosecute, or compromise on behalf of the Company actions and proceedings at law or equity before any court or governmental, administrative, or other regulatory agency, body, or commission or otherwise;

(r)   prepare and cause to be prepared reports, statements, and other relevant information for distribution to Members as may be required or determined to be necessary or desirable by the Managers from time to time;

(s)   prepare and file all necessary returns and statements and pay all taxes, charges, assessments, and other impositions applicable with respect to the Company or its income or assets;

(t)   delegate to any Person or committees of Persons any right, power, authority, and/or duty of the Managers;

(u)   prosecute, protest, defend, and/or protect all proprietary rights (including all trade names, trademarks, and service marks, and all licenses and permits and applications with respect thereto) of the Company and all rights of the Company in connection therewith;

(v)   execute and deliver, for and on behalf of the Company, promissory notes, evidences of indebtedness, agreements, assignments, deeds, leases, loan agreements, mortgages, and other security instruments, in each case as the Managers deem necessary or appropriate for the objects and purposes of the Company; and

(w)   execute all other documents or instruments, perform all duties and powers, and do all things for and on behalf of the Company in all matters necessary or desirable or incidental to the foregoing.

The express grant of any power or authority in this Agreement to the Managers shall not in any way limit or exclude any other power or authority of the Managers that is not specifically or expressly set forth in this Agreement.

4.2   Management Actions Requiring Majority Consent. The majority written consent of all Members is required (a) to sell, transfer, exchange, dispose of, or abandon, in any single transaction or related series of transactions, Company property or assets having a net value in excess of fifty percent (50%) of the aggregate net value of all Company properties and assets; (b) to merge or consolidate the Company with or into any other limited liability company or any corporation, partnership, or other entity; (c) to refinance any loan of the Company in excess of $1 million in replacement of any nonrecourse financing; (d) to incur debt in excess of ordinary working capital amounts at any time after all the secured debt of the Company has been replaced with nonrecourse financing; and (e) to raise additional capital other than as permitted under this Agreement.

4.3   Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively on any grant of any power or authority to the Managers under this Agreement.

4.4   No Management by Members Not Managers. Except as otherwise stated in this Agreement or required under the Act, no Member other than a Manager shall take part in the day-to-day management, operation, or control of the business or affairs of the Company, and no Member other than a Manager shall be an agent of the Company or have any right, power, or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company.

4.5   Business Transactions of a Manager with the Company. Except as otherwise stated in this Agreement or required under the Act, the Managers may lend money to, borrow money from, act as surety, guarantor, or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and (subject to applicable law) shall have the same rights and obligations with respect to any such matter as a Person who is not a Manager.

4.6   Tenure of Managers. Each Manager shall retain his or her status and capacity as a Manager until he or she ceases to be a Member of the Company or is removed or resigns as a Member, in accordance with the provisions of this Agreement and the Act. If there is a vacancy in the office of Manager, whether through the creation of the role of an additional Manager or the death, retirement, withdrawal, resignation, or cessation of existence of an acting Manager, such vacancy shall be filled through the Majority Vote of the Voting Members.

4.7   Exculpation from Liability for Certain Acts. No Manager shall be liable to the Company or to any other Members for damages attributable to any breach of duty owed by such Manager (by virtue of being a Manager) to the Company or the other Members, except to the extent (a) required under the Act or (b) such breach of duty is based on a knowing violation of applicable law or this Agreement or (c) such breach of duty is based on violation of applicable law or this Agreement arising out of such Member's gross negligence or willful misconduct. No Manager shall be liable to the Company or any other Member for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Manager by this Agreement. A Manager shall be fully protected in relying in good faith on the records of the Company and on such information, opinions, reports, or statements presented to the Company by any Person as to matters the Manager reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

4.8 Indemnification of Managers. The Company hereby agrees to indemnify and defend each Manager against and hold each Manager harmless from any losses, judgments, liabilities, and expenses (including reasonable attorneys' fees) incurred by such Manager by reason of any act or omission (other than any act or omission carried out in willful misconduct or gross negligence) performed or omitted in good faith on behalf of the Company and in a manner reasonably believed by such Manager to be within the scope of the authority of such Manager.

4.9 Resignation and Withdrawal. Any Manager may resign from the position of Manager at any time by giving written notice to the other Members of the Company. The resigning Manager shall cease to be a Manager upon receipt of the notice of such resignation by any other Manager or, if later, at such time as may be specified in such notice. Upon the Withdrawal of any Manager, such Manager shall be treated as having resigned as of the date of Withdrawal and shall automatically cease to be a Manager as of the date of such Withdrawal. Except in the case of resignation by reason of Withdrawal, the resignation of a Manager pursuant to this §3.9 shall not affect such Member's rights as a Member and shall not constitute a Withdrawal of such Member.

ARTICLE V
MEMBERS

5.1 Members. The Members are listed on Exhibit A, which is attached hereto and made a part hereof. Exhibit A shall reflect the Capital Contribution of each Member, indicating the amount of cash contributed, the value of property contributed and/or the value of services contributed, and each Member's Units of the Company.

5.2 Member Rights. Except as otherwise specifically provided in this Agreement to the contrary, no Member shall have the right:

(a) To take part in the control of the Company business or to sign for or to bind the Company, such power being vested in the Managers.

(b) To have his Capital Contribution repaid except to the extent provided in this Agreement.

(c) To require partition of the Company's property or to compel any sale or appraisal of the Company's assets.

(d) To sell or assign his interest in the Company or to constitute the vendee or assignee thereunder, except as provided in this Agreement.

(e) To voluntarily withdraw as a Member from the Company.

5.3 Capital Contributions of Members.

(a)   The Initial Members of the Company (who shall be holders of Voting Units) shall be as set forth on Exhibit A, attached hereto. The Initial Members, and all later added Members, shall contribute to the capital of the Company the respective amounts set forth on Exhibit A and shall receive therefor the number of Voting Units set forth opposite each Member's name thereon. Capital Contributions of the Voting Members may be in the form of cash or any other form acceptable to the Managers.

(b)   The Initial Members' respective initial Units, which shall be Voting Units, in the Company are as follows:

Initial Units Issued: 1,500,000

Name of Member	Initial Voting Units	Vested Unit Distribution
Brenden L. Dougherty	1,351,912.5 (fully vested)	1,276,425 (fully vested)
Colin J. McGowan	73,875 (fully vested)	69,750 (fully vested)
David Soto	22,500 (Condition 1)	105,000 (fully vested)
Vishal Arora	51,712.5 (fully vested)	48,825 (fully vested)
Total Units	1,500,000 Units	1,500,000 Units

Units subject to "Condition 1" are to be vested over a three-year period, with 1.5 percent (1.5%) vesting immediately, with 1.5 percent (1.5%) vesting on December 31, 2016, with 2.0 percent (2.0%) vesting on December 31, 2017, and 2.0 percent (2.0%) vesting on December 31, 2018, provided the Member subject to those conditions, remained a Member of the Company at the time of vesting. Following the first year, in the event the Member subject to those conditions is no longer with the Company, Units subject to "Condition 1" are to be distributed on a pro rata basis through the date of separation. Member will have seven (7) days from the date of separation to exercise an option, in writing, to invest capital at a $3,000,000.00 (three million dollar) valuation to purchase their remaining unvested shares. In the event the option is exercised, Member will then have fourteen (14) days from the date the option is exercised to tender the investment, in full, in exchange for their remaining unvested shares.

In the event of the sale of all or substantially all of the Company's assets or the sale of all Interests in the Company, any unvested Units will become vested immediately prior to the completion of the sale.

(c)   Additional Capital Contributions, if the Managers determine they are required for the reasonable needs of the business of Company, shall be raised by the Managers through the issuance of additional Units, carrying such rights and priorities as the Managers determine. Each Voting Member of the Company shall have the right to subscribe for his or her proportionate share of new Units under such terms and conditions as the Managers provide. This right to subscribe for new Units shall not apply to Units issued as compensation for services provided to the Company. Any Units issued as compensation for services provided to the Company shall be subject to such vesting provisions, priorities, including limitations on sharing in proceeds of liquidation or sale, or other requirements or conditions as determined by the Managers. This shall include the right to create additional classes of Units and provisions determining whether the dilution of existing holders of Units will be proportional or limited to certain Unit holders only, all as determined by the Managers. It is the intention that Units issued after the date hereof in exchange for services shall be issued subject to the limitation that each Member will, with respect to such Units, share only in future profits and future appreciation in value of the Company. Unless the Managers provide otherwise, such Members shall share in future distributions of proceeds of liquidation or sale only to the extent that the aggregate value of the Company has increased above the value of the Company as of the date of issuance of such Units. These provisions shall apply to all future issuances of Units for services, even when such Units are issued to persons who are already Members of the Company. The purpose of this limitation is to classify such Units as profits interests, as such term is used in the Treasury Regulations, so that the issuance of such profits interests will not be a taxable event to the Company or to any Member.

5.4   Liability of Members. No Member shall be personally held accountable for any of the debts, losses, claims, judgments or any of the liabilities of the Company beyond the Member's contributions to the capital of the Company, except as provided by law.

5.5   Indemnification of Members. The Company hereby agrees to indemnify and defend each Member against and hold each Member harmless from any losses, judgments, liabilities, and expenses (including reasonable attorneys' fees) incurred by such Member by reason of any act or omission (other than any act or omission carried out in willful misconduct or gross negligence) performed or omitted in good faith on behalf of the Company and in a manner reasonably believed by such Member to be within the scope of the authority of such Member.

5.6   Non-Competition. While a Member remains a Member, and for a period of one (1) year thereafter, a Member shall not, individually or jointly with others, directly or indirectly, whether for its own account or for that of any other Person, operate, engage in, own or hold any ownership interest in, have any interest in or lend any assistance to, any business that is in direct competition with or is the same as or similar to the Company's business.

5.7   Non-solicitation. During the term of this Agreement and, with respect to each Member, for a period two (2) years following the earlier of (A) the date that the Member transfers all of its Membership Interest in the Company or (B) the dissolution of the Company pursuant to ARTICLE IX, the Member shall not offer employment to any employee of the Company or of a Member, or their Affiliates, or otherwise solicit or induce any employee of any of them to terminate their employment.

5.8 Confidentiality.

(a) Definition. For the purpose of this Agreement, "Proprietary Information" shall include all information designated by any Member, either orally or in writing, as confidential or proprietary, or which reasonably would be considered proprietary or confidential to the business contemplated by this Agreement, including but not limited to suppliers, customers, trade or industrial practices, marketing and technical plans, technology, personnel, organization or internal affairs, plans for products and ideas, and proprietary techniques and other trade secrets. Notwithstanding the foregoing, "Proprietary Information" shall not include information which (i) has entered the public domain or became known other than due to a breach of any obligation of confidentiality owed to the owner of such information; (ii) was known by the recipient prior to the disclosure of such information; (iii) became known to the recipient from a source other than a Member or its affiliate, provided there was no breach of an obligation of confidentiality owed to said Member or its affiliate; or (iv) was independently developed by the party receiving such information.

(b) No Disclosure, Use, or Circumvention. No Member or its affiliates shall disclose any Proprietary Information to any third parties (other than their professional, legal and financial advisors) and will not use any Proprietary Information in that Member's or affiliate's business or any affiliated business without the prior written consent of the other Member, and then only to the extent specified in that consent. Consent may be granted or withheld at the sole discretion of any Member. No Member shall contact any suppliers, customers, employees, affiliates or associates to circumvent the purposes of this provision.

(c) Maintenance of Confidentiality. Each Member shall take all steps reasonably necessary or appropriate to maintain the strict confidentiality of the Proprietary Information and to assure compliance with this Agreement.

ARTICLE VI
VOTING RIGHTS AND MEETINGS

6.1   Vote per Member. Except as otherwise stated in this Agreement or required under the Act, Non-Voting Members shall not have any voting rights, and Voting Members shall have voting rights only with respect to matters that the Managers properly submit to a vote by the Voting Members. Except as otherwise stated in this Agreement or required under the Act, with respect to matters that are properly submitted to a vote by the Voting Members, all Voting Members shall be entitled to vote on such matters in the same proportion as the number of Voting Units held by each Voting Member bears to the total number of Voting Units outstanding. Each Voting Unit shall confer one vote.

6.2   Meetings of the Members. Except as otherwise stated in this Agreement or required under the Act, the following provisions shall apply to all meetings of Members:

(a)   Meetings of Members, on a reasonable basis, may be called at any time, and for any purpose, by the Managers.

(b)   Meetings of Members shall be conducted during regular business hours at the principal executive office of the Company or at any other time and place designated by the Managers.

(c)   Members entitled to vote at any meeting may vote in person or by proxy at such meeting. Whenever a vote, consent, or approval of Members is permitted or required under this Agreement, such vote, consent, or approval may be given at a meeting of Members or by written consent.

(d)   Each Member may authorize any Person to act for such Member by proxy on all matters on which such Member is entitled to act, including waiving notice of any meeting or voting or participating at a meeting. Every proxy must be signed by the Member or its attorney-in-fact and shall be revocable at the pleasure of the Member executing it at any time before it is voted.

(e)   Each meeting of Members shall be conducted by the Managers or by such Person that the Managers may designate.

(f)   With respect to every meeting of Members called pursuant to §6.2(a) above, the Managers shall mail to each Voting Member entitled to vote at such meeting, at least seven (7) calendar days before such meeting, written notice plainly identifying the place, date, and time of such meeting.

(g)   For the purpose of determining which Members are entitled to receive any distribution or notice or to vote at any meeting of Members or any adjournment thereof, the date on which the resolution declaring such distribution is adopted, and the date on which such notice of meeting or other notice is mailed, as the case may be, shall be the record date for making such determination.

(h)   Whenever any notice is required to be given to any Member, a waiver thereof signed by such Member shall have the same effect as the giving of timely and proper notice (regardless of whether such Member signs the waiver before, at, or after the time the notice is required to be given).

(i)   With respect to every meeting of Members called, the Managers shall maintain a record of all actions taken by the Members pursuant to any provision of this Agreement at each meeting, including minutes of each meeting and copies of all proxies pursuant to which any vote is executed. The Managers shall also maintain copies of all actions taken by consent of Members and copies of all proxies pursuant to which any consent is executed.

ARTICLE VII
ALLOCATION OF COMPANY PROFITS AND LOSSES

7.1 Allocations. Company profits and losses shall be allocated to and among the Members as follows:

(a) Except as required under the Act or any other provision of this Agreement, net profits and losses of the Company (including profits and losses attributable to the sale or other disposition of all or any portion of the Company's property) shall be allocated among or borne by the Members in the percentages listed in Exhibit A, which is attached hereto and made a part hereof, or in accordance with their capital accounts, as those may change as provided herein.

(b) Notwithstanding any provision of this Agreement to the contrary, to the extent required by law, income, gain, loss and deduction attributable to property contributed to the Company by a Member shall be allocated among the Members so as to take into account any variation between the tax basis of the property and the fair market value thereof at the time of contribution, in accordance with the requirements of Section 704(c) of the Internal Revenue Code of 1986 (the "Code"), as amended, or its counterpart in any subsequently-enacted Internal Revenue Code, and the applicable Treasury Regulations (the "Regulations") thereunder.

(c) Company profits, losses and gains shall be allocated to the Members in accordance with the portion of the year during which the Members have held their respective interests. All items of income and loss shall be considered to have been earned ratably over the Fiscal Year of the Company, except that gains and losses arising from the disposition of assets shall be taken into account as of the date thereof.

(d) Notwithstanding any provision of this Agreement to the contrary, in the event the Company is entitled to a deduction for imputed interest under any provision of the Code on any loan or advance from a Member, such deduction shall be allocated solely to such Member.

(e) Notwithstanding any provision of this Agreement to the contrary, to the extent the payment of any expenditure by the Company is treated as a distribution to a Member for federal income tax purposes, there shall be a gross income allocation to such Member in the amount of such distribution.

(f) Notwithstanding any provision of this Agreement to the contrary, if items of income or gain to be allocated include income or gain treated as ordinary income for federal income tax purposes because they are attributable to the recapture of depreciation under Section 1245 or 1250 of the Code, then such income or gain, to the extent treated as ordinary income, shall be allocated to, and reported by, the Members in proportion to their then respective cumulative allocations of depreciation.

(g) To the extent Distributable Cash is available for such year, on or before the seventy-fifth (75th) day following the close of each calendar year the Company shall distribute to each Member cash in the amount equal to the Tax Percentage multiplied by the excess, if any, of (a) the amount of Company Profits or other items of Company income or gain, if any, allocated to such Member for the Company's Fiscal Year that ended within such closed calendar year, over (b) the amount of Company Losses or other items of Company loss or deduction allocated to such Member for the Company's Fiscal Year that ended within such closed calendar year.

7.2 Capital Accounts.

(a) There shall be maintained a capital account for each Member in accordance with this §7.2. The amount of each Member's contribution of cash, property and/or services to the capital of the Company shall be credited to such Member's capital account. From time to time, but not less often than quarterly, each Member's share of profits, losses and distributions shall be credited or charged, as the case may be, to such Member's capital account. The determination of a Member's capital account, and any adjustments thereto, shall be made in a manner consistent with tax accounting and other principles set forth in Section 704 of the Code and applicable Regulations thereunder.

(b) If, at any time, the Company shall suffer a loss as a result of which the capital account of any Member shall be a negative amount, such loss shall be carried as a charge against that Member's capital account, and that Member's share of subsequent profits of the Company shall be applied to erase such capital account deficit.

(c) Immediately following the transfer of any interest in the Company, the capital account of the transferee-Member shall be equal to the capital account of the transferor-Member attributable to the transferred interest.

(d) For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Member's capital account, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes, taking into account any adjustments required pursuant to Section 704 of the Code and the applicable Regulations thereunder.

ARTICLE VIII
LIMITATIONS ON DISPOSITION OF MEMBERS' INTERESTS

8.1   Basic Limitations.

(a)   Except as otherwise provided in this Article VII, no Member may sell, assign, give, hypothecate, pledge, transfer, or otherwise dispose of that Member's Interest in the Company, in whole or in part, voluntarily, involuntarily, by operation of law, or otherwise (a "Transfer"), to any Person other than the Company. No Member shall dissociate from the Company prior to its dissolution and winding up.

(b)   Membership Interest certificates, if used, shall be noted as restricted or limited as to transferability by this Agreement, in the form of the following legend, which shall appear conspicuously upon each certificate; each Membership Interest, whether or not certificated, shall in any event be subject to the following restrictions:

> *NOTICE:* The Membership Interests represented by this certificate have not been registered under any federal securities act or under the Illinois Securities Law of 1953, and such Membership Interests have been issued and acquired for investment purposes only. Such Membership Interests may not be sold, mortgaged, pledged, hypothecated, assigned or otherwise transferred or encumbered, in whole or in part, voluntarily or involuntarily, by a Member, without the prior written consent of all Members entitled to vote on Membership actions, as provided in the Company's Operating Agreement and as permitted by the Illinois Limited Liability Company Act, 805 ILCS 180/1-1 *et seq.,* as amended. Copies of the Company's Operating Agreement, in full, will be furnished by the Limited Liability Company to any Member upon request and without charge.

8.2   Investment Representations and Warranties. Each Member hereby represents and warrants to the Company that its acquisition of its Interest is made as principal for its own account, for investment purposes only, and not with a view to the resale or distribution of such Interest. Each Member agrees that it will not sell, assign, give, hypothecate, pledge, transfer, or otherwise dispose of any or all of its Interest to any Person who or which does not similarly represent, warrant, and agree as provided in this §8.2.

8.3   Restrictions on Transfer of Interests.

(a)   Voluntary Transfer. If a Member intends to Transfer any Interests it owns to any Person other than the Company (a "Transferor"), it shall give written notice to the Company and the non-selling

Members (Remaining Members) of its intention to do so (Transfer Notice). The Transfer Notice, in addition to stating the Transferor's intention to Transfer its Interests, shall state (1) the number of Units it desires to Transfer; (2) the name, business, and residence address of the proposed transferee; and (3) whether the Transfer is made at arm's length for full and valuable consideration and, if so, the amount of the consideration and the other terms of the sale. For sixty (60) days following the Company's receipt of the Transfer Notice (the "Company Option Period"), the Company shall have the option to purchase all or any portion of the Interests that are proposed to be transferred for the price and on the terms set forth in §8.3(i) below, and if the Company does not exercise its option to purchase all, but not less than all, of such Interests within said 60-day period, the Remaining Members, for a period of 15 days after the expiration of the Company Option Period, shall have an option to purchase all of the Interests that have not been purchased by the Company, at the price and on the terms set forth in §8.3(i) below.

(b)   Involuntary Transfers. In the event of the death, incompetency, bankruptcy, withdrawal, or dissolution of a Member (a "Withdrawing Member" or a "Transferor"), for a period of 90 days after the Company receives actual notice thereof, the Company shall have the option to purchase all or any portion of the Withdrawing Member's Interest, for the price and on the terms set forth in §8.3(i) below. If the Company does not exercise its option to purchase all of the Withdrawing Member's Interest, for a period ending fifteen (15) days after the close of the Company's ninety (90) day option period, the Remaining Members shall have an option to purchase all, but not less than all, of such Withdrawing Member's Interest at the price set forth in §8.3(i)(1)(B) below and on the same terms as provided for an option regarding a voluntary transfer in §8.3(a) above of this Operating Agreement. If the Company and the Remaining Members do not exercise their options, the provision of §§8.3(e) and 8.3(g) below shall apply to the Withdrawing Member and its Representative, if any.

(c)   Exercise of Options.

(1)   Means of Exercise. The Company and the Remaining Members who exercise any option granted by this Article VIII shall do so by giving written notice (Exercise Notice) of the exercise of their respective options within the time periods provided in this Article VIII to the Members and, in the case of an option upon involuntary transfer, to the Withdrawing Member or its Representative.

(2)   Voting To Exercise. A Transferor, in his or her capacity as a Member, shall not be entitled to vote in the Company's determination of whether to exercise any purchase option granted by this Operating Agreement or with respect to any decisions or actions involving the purchase option or the consummation of the exercise thereof.

(d)   Nonexercise of Options. If the Remaining Members and the Company fail to exercise their purchase options to acquire all of the Interests that are proposed to be transferred in compliance with §8.3(a) above of this Operating Agreement, the Transferor may, within thirty (30) days following the expiration of the option period for the Remaining Members, transfer the Interests to the transferee named in the Transfer Notice, subject to the terms of this Operating Agreement; provided, however, that such Transfer must be on the terms and for the consideration specified in said Transfer Notice. If the Transfer is not on the terms or is not to the transferee stated in the Transfer Notice, or is not made within said thirty (30) day period, or if the Transferor, after the Transfer, reacquires all or any portion of the transferred Units, the initial Transfer shall be void and without legal or other effect.

(e)   Requirements for Transfer. Subject to any restrictions on transferability required by law (including the Securities Act of 1933, any state securities or "blue-sky" law, and the rules promulgated thereunder) and subject to the provision of this Article VIII, each Member shall have the right to Transfer (but not to substitute the assignee as a substitute Member in his or her place, except in accordance with §8.3(g) below hereof), by written instrument, the whole or any part of his or her Interest, provided that (1) the transferee is a citizen and resident of the United States and otherwise not a tax-exempt entity under Code §168(h); (2) the Transferor delivers to the Company and the Remaining Members an unqualified opinion of counsel in form and substance satisfactory to counsel designated by the Managers that neither the Transfer nor any offering in connection therewith violates any provision of any federal or state securities law; (3) the transferee executes a statement that he or she is acquiring such Interest or such part thereof for his or her own account for investment and not with a view to distribution, fractionalization, or resale thereof; and (4) the Company receives a favorable opinion of the Company's legal counsel or such other counsel selected by the Managers that such Transfer would not result in the termination of the Company (within the meaning of Code §708(b)) or the termination of its status as a limited liability company under the Code; provided, further, that the Managers may elect to waive the requirement of the opinions of counsel set forth in §§8.3(e)(2) and 8.3(e)(4) above should they, in their sole discretion, determine that the cost of time delays involved in procuring such opinions may impede the Company's ability to effect the contemplated Transfer.

(f)   Effectiveness of Assignment. No Transfer shall be effective unless and until the requirements of §8.3(e) above are satisfied. The Transfer by a Member of all or part of his or her Interest shall become effective on the first day of the calendar month immediately succeeding the month in which all of the requirements of this §8.3 have been met and the Company has received from the Transferor a transfer fee sufficient to cover all expenses of the Company connected with such transfer; provided, however, that the Managers may elect to waive this fee in their sole discretion. All distributions prior to the effective date shall be made to the Transferor, and all distributions made thereafter shall be made to the transferee.

(g)   Requirements for Admission. No transferee of the whole or a portion of a Member's Interest shall have the right to become a Member unless and until all of the following conditions are satisfied:

(1)   A duly executed and acknowledged written instrument of transfer approved by the Remaining Members has been filed with the Company setting forth (A) the intention of the transferee to be admitted as a Member, (B) the notice address of the transferee, and (C) the number of Units transferred by the Transferor to the transferee;

(2)   The opinions of counsel described in §8.3(e) above are delivered to the Company and the Remaining Members, subject to the Managers' right to waive the delivery of these opinions in their sole discretion;

(3)   The Transferor and the transferee execute and acknowledge, and cause any necessary other Persons to execute and acknowledge, such other instruments and provide such other evidence as the Managers may reasonably deem necessary or desirable to effect such admission, including without limitation (A) the written acceptance and adoption by the transferee of the provisions of this Operating Agreement, including a representation and warranty that the representations and warranties in §8.2 above are true and correct with respect to the transferee; (B) the transferee's completion of a purchaser qualification questionnaire that will enable counsel for the Company to determine whether such proposed substitution is consistent with the requirements of a private placement exemption from registration under the Securities Act of 1933 and relevant state law; and (C) the transferee's completion, if applicable, of an acknowledgment of the use of a purchaser representative and such representative's completion of a purchaser representative questionnaire that will enable counsel for the Company to determine whether such proposed substitution is consistent with the requirements of a private placement exemption from registration under the Securities Act of 1933 and relevant state law;

(4)   The admission is approved by the Managers, with the granting or denial of the admission to be within the sole and absolute discretion of the Managers; and

(5) A transfer fee has been paid to the Company by the Transferor sufficient to cover all expenses in connection with the transfer and admission, including but not limited to attorneys' fees for the legal opinions referred to in §§8.3(e) and 8.3(g)(2) above, subject to the Managers' right to waive the payment of these fees in their sole discretion.

(h)   Rights of Mere Assignee. If a transferee of an Interest is not admitted as a Member, he or she shall be entitled to receive the allocations and distributions attributable to the transferred Interest, but such transferee shall not be entitled to inspect the Company's books and records, receive an accounting of Company financial affairs, exercise the voting rights of a member, or otherwise take part in the Company's business or exercise the rights of a Member under this Operating Agreement.

(i)   Purchase Price and Terms.

(1)   Purchase Price. If the Company or the Remaining Members (the "Optionor") exercise their options, the purchase price the Optionor shall pay for the Transferor's Membership Interest following the exercise of an option to purchase under §§8.3(a) or 8.3(b) above shall be an amount equal to (A) the purchase price as stated in the Transfer Notice when (i) the proposed transfer is for full and adequate consideration and (ii) the transferee identified in the Transfer Notice is not a member of the Transferor's family or an affiliate of the Transferor and (B) in all other cases, the value of the Transferor's Membership Interest as mutually agreed on by the Members. If the parties cannot agree within 10 (ten) days after the date of the final Exercise Notice, the purchase price shall be the amount the Transferor would receive if all the Company Property were sold at its appraised fair market value and the proceeds were applied in accordance with §9.2 below. An independent appraiser (Qualified Appraiser) experienced in conducting appraisals of assets similar to the Company property shall conduct an appraisal of all of the Company property to determine its fair market value (First Appraisal). The Optionor shall select a Qualified Appraiser to perform the First Appraisal and shall assume the cost of the First Appraisal. If, within five (5) days after receipt of the First Appraisal, the Transferor disputes the value determined by the First Appraisal, the Transferor may obtain, at his or her own cost, a second appraisal (Second Appraisal) of the fair market value of the Company property by a Qualified Appraiser of his or her choice. If the parties agree, the Second Appraisal shall be used to determine the value of the Company property. If the two appraisals are performed and the parties cannot agree within ten (10) days which of the appraisals accurately reflects the value of the Company property, the two appraisers selected under this subparagraph shall select a Qualified Appraiser to conduct a third appraisal (Third Appraisal) of the fair market value of the Company property. The fair market value of the Company property established by the Third Appraisal shall be final and binding in all respects on all parties. The Optionor and the Transferor shall each pay fifty percent (50%) of the costs of the Third Appraisal.

(2)   Payment of Purchase Price and Closing. The closing of any sale and purchase of the Transferor's Interest in the Company shall be within thirty (30) days from the later of (A) the date of the final Exercise Notice or (B) delivery of the final appraisal performed pursuant to §8.3(i)(1) above. The Optionor shall pay the purchase price (A) at the time and in accordance with the terms and conditions as stated in the Transfer Notice when the purchase price is determined pursuant to §8.3(i)(1) above or (B) at the closing in all other cases, unless the parties agree on different terms. The Transferor shall deliver documents satisfactory to the Optionor conveying his or her Interest free and clear of all liens, claims, and encumbrances, any of which may be paid out of the purchase price, with the remainder, if any, paid to the Transferor. If the purchase price is insufficient to satisfy any such liens, the Transferor shall discharge the balance.

8.4 Interests in Member. A Member that is not a natural person may not cause or permit an ownership interest, direct or indirect, in itself to be disposed of such that, after the disposition, (a) the Company would be considered to have terminated within the meaning of Code §708 or (b) without the written consent of the other Members, that Member shall cease to be controlled by substantially the same Persons who control it as of the date of the Member's admission to the Company. For a period of one hundred twenty (120) days after notice to the Company of any Member's breach of the provisions of clause (b) of the immediately preceding sentence, the Company shall have the option to buy, and on exercise of that option the breaching Member shall sell, the breaching Member's Membership Interest, at the price determined in accordance with §8.3(i)(1)(B) above. The breaching Member shall deliver documents satisfactory to the Company conveying its Interest free and clear of all liens, claims, and encumbrances, any of which may be paid out of the purchase price, with the remainder, if any, paid to the selling Member. If the purchase price is insufficient to satisfy any such liens, the selling Member shall discharge the balance.

8.5 Put-Call Arrangement. In the event of an Impasse, each Member shall have the right to make an optional "put-call" offer to the other Members to purchase the other Members' entire Interest. Notwithstanding the above, no Member may initiate a put-call when there is an outstanding Offer (defined below) pending. The Member initiating a put-call shall be referred to as the "Offeror," and the other Member shall be referred to as the "Offeree." For purposes hereof, an Impasse shall mean the failure of all Members to agree on any decision proposed by the Managers under §4.2 above within twenty (20) days after receipt of such proposal.

(a) Terms of Offer.

(1) Written Offer. On the terms described in this §8.5, the Offeror may submit to the Offeree a written offer (Offer) to purchase all the Interests then owned by the Offeree.

(2) Aggregate Asset Price. The Offer shall state the aggregate price at which the Offeror would be willing to purchase all the Company Property (Aggregate Asset Price); provided, however, that such Aggregate Asset Price shall be at least equal to or greater than the amount necessary (A) to repay all outstanding Company liabilities (including accrued interest), including but not limited to all outstanding loans by Members to the Company and (B) to return to each Member its aggregate unreturned Capital Contributions.

(3) Price. The "Price" for the Offeree's Interest shall be the amount the Offeree would receive if all the Company Property were sold for the Aggregate Asset Price and the proceeds were applied in accordance with §9.2 below.

(4) Release from Recourse Obligations. If, at the time an Offer is made, the Offeree or any of its affiliates are personally liable under any guaranties or other financial undertakings for the repayment or performance of all or part of any third-party loan made to the Company (Offeree's Recourse Liability), then the Offer must include the Offeror's written agreement to use its best efforts to obtain the release of Offeree's Recourse Liability and, if required by the holders of the Offeree's Recourse Liability, to substitute acceptable guaranties, letters of credit, or other financial undertakings in exchange for such release of Offeree's Recourse Liability. If any lender will not agree to release the Offeree's Recourse Liability, then the Offeror shall protect, defend, indemnify, and hold such Offeree and its Affiliates, officers, directors, agents, shareholders, partners, beneficiaries, and trustees harmless from any manner of loss, claim, damage, or expense arising out of or relating to the Offeree's Recourse Liability from and after the Closing Date.

(b) Acceptance or Rejection of Offer. The Offeree shall either accept or reject the Offer, which acceptance or rejection shall be in writing and delivered to the Offeror on or before 10:00 a.m. on the thirtieth (30th) calendar day after the Offer is delivered. If the Offeree fails to either accept or reject the Offer on a timely basis, it shall be deemed to have consented to the unagreed action that precipitated the Impasse.

(1) Acceptance. If the Offeree accepts the Offer, the Offeror shall be deemed the "Buyer" and the Offeree shall be deemed the "Seller." The Put-Call Closing shall take place pursuant to §8.5(c) below. Effective immediately upon the delivery to the Offeror of the Offeree's acceptance of the

Offer, the Offeror's obligations under the Offer and this Article IX shall become recourse, absolute, unconditional, and irrevocable obligations and shall not be subject to any terms or conditions other than the default of the Offeree under the Offer.

(2)   Rejection of Offer. If the Offeree rejects the Offer, the Offeree shall thereafter be deemed the "Buyer" and the Offeror shall be deemed the "Seller." The closing of the transaction described in the Offer shall take place on the Closing Date pursuant to §8.5(c) below. If the Offeree properly rejects the Offer, it shall proceed to purchase from the Offeror, and the Offeror shall sell to the Offeree, the entire Interest owned by the Offeror for a Price equal to the amount the Offeror would receive if all the Company Property were sold for the Aggregate Asset Price and the proceeds were applied in accordance with §9.2 below.

(c)   Put-Call Closing Procedure. The transaction described in the Offer shall close on the earlier of (1) the sixtieth (60th) day after the date the Offer is either accepted or rejected by the Offeree or (2) such earlier date as the Buyer may elect with [ten] days' prior written notice to the Seller ("Put-Call Closing" or "Closing Date"). At the Put-Call Closing, the following shall occur:

(1)   The Buyer shall pay to the Seller, in immediately available funds, a sum equal to the Price.

(2)   The Seller shall deliver to the Buyer a complete and absolute assignment of 100 percent of the Seller's Interest (Assignment).

(3)   The Buyer shall satisfy its obligation under §8.5(a)(4) above.

(4)   The Seller shall cause its affiliates to terminate any agreements with the Company as instructed by the Buyer in its sole and absolute discretion, effective from and after the Closing Date, provided that any such affiliate shall be paid in full on the Closing Date for all services rendered prior to such termination.

(5)   The Buyer and the Seller shall each deliver to the other a release (Mutual Release) of the other from all acts and conduct of the other relating to the Company or its affairs occurring or performed during the term of this Operating Agreement, except that neither the Buyer nor the Seller shall be released from any actions (or failures to act) in violation of this Operating Agreement or from any grossly negligent, reckless, or intentionally wrongful acts or omissions. From and after delivery of the Assignment, the Seller shall have no rights or obligations under this Operating Agreement with respect to the management and operation of the Company Property or otherwise.

(d)   Failure To Perform.

(1)   Buyer's Failure To Perform. If the Buyer fails to perform as required under §8.5(c) above, then the Seller shall have the option, exercisable within sixty (60) days after the original Closing Date, to (A) pursue the Buyer for specific performance of its obligations as Buyer; (B) continue the Company as if no put-call procedure had been implemented except that the Buyer shall be deemed to have consented to the unagreed action that precipitated the Impasse; or (C) become the Buyer under the defaulted Offer, subject to the same terms and conditions set forth in the Offer with the exceptions that (i) the Price shall be eighty percent (80%) of the amount the defaulting party would receive if all the Company property were sold for the Aggregate Asset Price and the proceeds were applied in accordance with §9.2 below and (ii) the nondefaulting party shall be entitled to select a new Closing Date up to one hundred eighty (180) days after the original Closing Date.

(2)   Seller's Failure To Perform. If the Seller fails to perform as required under §8.5(c) above, then (A) the Seller shall be liable to the Buyer, as a recourse obligation, for all actual and consequential damages caused by the Seller as a result of its breach, together with all expenses of litigation and attorneys' fees, court costs, and expenses and (B) the Buyer shall have the option, exercisable within sixty (60) days after the original Closing Date to either (i) pursue the Seller for specific performance of its obligations as Seller or (ii) continue the Company as if no put-call procedure had been implemented except that the Seller shall be deemed to have consented to the unagreed action that precipitated the Impasse; provided, however, that in no event shall the election of either option (or failure to elect) preclude the Buyer from pursuing any other remedy available to the Buyer as a matter of law or equity, including, but not limited to, the damages described in clause (A) above.

(e)   No Withdrawal or Revocation. An Offer shall be irrevocable and shall not be subject to withdrawal or revocation by the Offeror, except by the written agreement of all of the Members.

(f)   Decision Making. Notwithstanding anything to the contrary in this Operating Agreement, at any time during the period after the acceptance or rejection of an Offer and the earlier of (1) the termination of the Offer pursuant to §§8.5(d)(1)(B) or 8.5(d)(2)(B)(ii) above, as the case may be, or (2) the Closing Date, the Buyer shall have exclusive control of all decision making on behalf of the Company (other than any decisions that may have a substantial adverse impact on the financial obligations of the Seller in the event that the Buyer defaults in the purchase of the Seller's Interest).

8.6   Operating Rules.

(a)   Multiple Purchasers. If more than one Member exercises its right to make a purchase of an interest under this Article VIII with respect to any single Transfer subject thereto, then each exercising Member shall participate in the purchase of a proportionate part of such shares in the same proportion as the number of Units then owned by such exercising Member bears to the number of Units then owned by all such exercising Members.

(b)   Put-Call Parties. The Members recognize that an Impasse will be created only if the Members are unable to agree on a decision requiring the unanimous consent of the Members under §4.2 above. In that case, all Members in favor of the proposed decision shall be treated as a single Member for purposes of the operation of §8.5 above, and all Members opposing such decision shall be treated as a single Member. In the event there is an Impasse and the commencement of a Put-Call offer and Members who are treated as a single Member pursuant to the preceding sentence are unable to agree on any specific action in the completion of the procedures set forth in §8.5 above (the "Non-Consenting Members"), the Company operations shall continue as if no Put-Call offer had been implemented except that such Non-Consenting Members shall have been deemed to changed their vote so that no Impasse is created with any other Member under §4.2 above.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1   Events of Dissolution. The Company shall be dissolved, and shall terminate and wind up its affairs, upon the first to occur of the following:

(a)   The sale or other disposition of substantially all of the assets of the Company; or

(b)   The consent of the Manager(s) to dissolve the Company.

9.2   Liquidation. If the Company shall be dissolved by reason of the occurrence of any of the circumstances described in §9.1 above, no further business shall be conducted by the Company except for taking such action as shall be necessary for the winding up of its affairs and the distribution of its assets to the Members. Upon such dissolution, the Managers shall select a liquidator or, if the Managers fail to select a liquidator, or if the liquidator selected is unable or unwilling to so act, the Voting Members shall select a liquidator by a Majority Vote of all Voting Members. Such liquidator shall have full authority to wind up the affairs of the Company and to make final distributions as provided herein. Upon such dissolution of the Company, the liquidator shall take the following steps:

(a) Determine which Company properties and assets should be distributed in kind and dispose of all other Company properties and assets at the best cash price obtainable therefor under the circumstances.

(b) Pay all Company debts and liabilities, in the order of priority as provided under applicable law or otherwise make adequate provision therefor.

(c) Determine by independent appraisal the fair market value of the Company properties and assets to be distributed in kind and credit or charge (as the case may be) the Capital Account of each Member with the amount that would have been credited or charged to such Member in accordance with Article VII if such properties and assets had been sold at fair market value.

(d) Credit or charge (as the case may be) each Member's Capital Account with such Member's share of all Company Profits and Company Losses that were not previously reflected in any Capital Accounts and that were realized or incurred during the Fiscal Year or Fiscal Years that include the dissolution and termination, up to and including the date of distribution, net of all distributions that were not previously reflected in any Capital Accounts and that were made to such Member during such Fiscal Years up to but not including such date.

(e) Distribute to each of the Members the balance, if any, of the properties and assets of the Company as provided in Article VI, as if there were an actual sale of all of the Company's properties and assets. Such distribution may be made in cash or in kind, and the proportion of such distribution that is received in cash may vary from Member to Member as the liquidator may decide.

(f) Notwithstanding §§9.2(a) – 9.2(e) above, if any Member shall be indebted to the Company for any reason whatsoever, the liquidator may apply any cash allocated to such Member in accordance with this §9.2 to the payment of such indebtedness. If such cash is not sufficient to liquidate such indebtedness in its entirety, then, until payment in full of such indebtedness by such Member, the liquidator shall retain such Member's distributive share of the Company properties and assets and, after applying the cost of operation of such properties and assets during the period of such liquidation against the income therefrom, shall apply the balance of such income toward the liquidation of such indebtedness; provided, however, that if upon the expiration of six (6) months after notice of such outstanding indebtedness has been given to such Member, such amount has not been paid or otherwise liquidated in full, the liquidator may sell the assets allocable to such Member at private or public sale at the best cash price immediately obtainable under the circumstances, and so much of the proceeds of such sale as shall be necessary to liquidate such indebtedness shall then be so applied, and the balance (if any) of such proceeds shall be distributed to such Member.

(g) The liquidator shall comply with all requirements of the Act, or other applicable law, pertaining to the winding up of a limited liability company.

9.3   Filings. Upon dissolution and complete winding up of the Company, the liquidator shall file any and all certificates and other documents required under the Act, including, but not limited to, a Certificate of Cancellation as required by the Act.

9.4   Termination. The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in §9.2 above of this Agreement and the Certificate shall have been canceled in the manner required by the Act.

ARTICLE X
BOOKS AND RECORDS

10.1   Books and Records; Banking; Accounting. The Managers shall (a) keep or cause to be kept at the address of the Company (or at such other place the Managers shall determine) accurate and proper books and records regarding the status of the business and financial conditions of the Company, (b) be responsible for and handle all banking functions and relationships, and (c) determine the Fiscal Year of the Company for financial and for income tax purposes.

10.2   Annual Financial Statements and Official Filings. The Company shall prepare annual financial statements that include a balance sheet as of the end of the Fiscal Year, an income statement for that year, a statement of changes in Members' equity for the year unless that information appears elsewhere in the financial statements, and such other information necessary to comply with the requirements of the applicable provisions of the Act, as well as any other financial and accounting information which may be required by law. Members shall be provided copies of all such annual financial statements as and when available, but in no event less than ninety (90) days after the end of the Fiscal Year, and shall be provided copies of any official filings made on behalf of the Company on request.

ARTICLE XI
TAX MATTERS

11.1   Company Tax Returns.

   (a)   The Managers shall cause to be prepared and timely filed all tax returns required to be filed for the Company and shall cause to be timely paid all taxes owed by the Company. The Managers may, in their discretion, make or refrain from making any foreign, federal, state, or local income or other tax elections for the Company that they deem necessary or advisable, including, without limitation, any election under Code §754.

   (b)   Brenden L. Dougherty is hereby designated as the Company's "Tax Matters Partner" under Code §6231(a)(7) and shall have all the powers and responsibilities of such position as provided in the Code. The Managers are specifically directed and authorized to take whatever steps the Managers, in their discretion, deem necessary or desirable to perfect such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under the Treasury Regulations issued under the Code. Each Member hereby agrees to cooperate with the Tax Matters Partner with respect to all matters within its authority as Tax Matters Partner. Expenses incurred by the Tax Matters Partner, in its capacity as such, will be borne by the Company.

11.2   Forms K-1 and 1065. The Managers shall, as promptly as practicable, cause to be prepared and mailed to each Member of record an Internal Revenue Service Schedule K-1, Internal Revenue Service Form 1065, and any other forms that are necessary or advisable for the Members to satisfy their federal tax reporting obligations.

11.3   Taxation as Partnership. The Members agree that the Company will seek to be treated as a partnership for United States federal income tax purposes.

ARTICLE XII
MISCELLANEOUS

12.1   Amendments. In addition to amendments to this Agreement otherwise authorized under this Agreement, the Managers may, at any time and without consent of any Member, make any amendment to this Agreement, provided that such amendment

(a) does not adversely affect the rights of the Members or their assignees in any material respect;

(b) merely corrects an error or resolves an ambiguity in, or inconsistency among, the provisions of this Agreement;

(c) deletes or adds any provision of this Agreement that is required to be so deleted or added by any federal or state governmental authority;

(d) merely amends this Agreement or the Company's Certificate to admit new Members in accordance with this Agreement;

(e) amends Article VII in accordance with §7.2(a) above;

(f) reflects a change in the Act that permits or requires an amendment (without adversely affecting the rights of any Member in any material respect).

Except as otherwise provided in this Agreement, this Agreement may also be amended by a written instrument executed by the Voting Members holding all of the Voting Units.

12.2   Successors. This Agreement shall be binding as to the executors, administrators, estates, heirs, and legal successors, or nominees or representatives, of the Members. Except as otherwise provided in this Agreement, no persons other than the Members and their respective executors, administrators, estates, heirs, and legal successors, or their nominees or representatives, shall obtain any rights by virtue of this Agreement.

12.3   Counterparts. This Agreement may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart.

12.4   Integration. This Agreement constitutes the entire agreement among the Members pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and undertakings of the Members in connection therewith.

12.5   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without giving effect to the principles of conflict of laws thereof.

12.6   Severability. This Agreement shall be construed to the maximum extent possible to comply with all of the terms and conditions of the Act. If, notwithstanding the previous sentence, a court of competent jurisdiction concludes that any provision or wording of this Agreement is invalid or unenforceable under the Act or other applicable law, the invalidity or unenforceability of such provision or wording will not invalidate the entire Agreement. In such a case, this Agreement will be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of applicable law and, in the event such term or provision cannot be so limited, this Agreement will be construed to omit such invalid or unenforceable provision or term. If it is determined that any provision relating to the distributions and allocations of the Company or to any fee payable by the Company is invalid or unenforceable, this Agreement shall be construed or interpreted so as (a) to make it enforceable or valid and (b) to make the distributions and allocations as closely equivalent to those set forth in this Agreement as permissible under applicable law.

12.7   Interpretation.   All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

12.8 Filings. Following the execution and delivery of this Agreement, the Managers shall promptly prepare any documents required to be filed and recorded under the Act, and the Managers shall promptly cause each such document to be filed and recorded in accordance with the Act and, to the extent required by local law, to be filed and recorded or notice thereof to be published in the appropriate place in each jurisdiction in which the Company may hereafter establish a place of business. The Managers shall also promptly cause to be filed, recorded, and published such statements or other instruments required by any provision of any applicable law of the United States or any state or other jurisdiction that governs the conduct of its business from time to time.

12.9 Power of Attorney. Each Member does hereby constitute and appoint each and all of the Managers as its true and lawful representative and attorney-in-fact, in its name, place, and stead to make, execute, sign, deliver, and file (a) any amendment of the Certificate required because of an amendment to this Agreement; (b) any amendment to this Agreement made in accordance with the terms hereof; and (c) all such other instruments, documents, and certificates that may from time to time be required by the laws of the United States of America, the State of Illinois, or any other jurisdiction, or any political subdivision or agency thereof, to effectuate, implement, and continue the valid and subsisting existence of the Company or to dissolve the Company or for any other purpose consistent with this Agreement and the transactions contemplated hereby.

The power of attorney granted hereby is coupled with an interest and shall (a) survive and not be affected by the subsequent death (or cessation of existence), incapacity, disability, dissolution, termination, or bankruptcy of the Member granting the power of attorney or the transfer of all or any portion of such Member's Interest and (b) extend to such Member's successors, assigns, and legal representatives.

12.10 Notices. Notices, requests, reports, payments, calls, or other communications required to be given or made to any Member hereunder shall be in writing and shall be deemed to be given or made when properly addressed and posted by registered or certified mail, postage prepaid, to such Member at such Member's address last shown on the Company's books and records. Addresses shown under the signatures of each Member shall be considered the last known address of such Member unless and until the Company is otherwise notified by such Member.

12.11 Arbitration. With respect to any controversy or claim that arises under the terms of this Agreement and that is not resolved through negotiation, the Company and each Member agree to seek resolution of such controversy or claim through arbitration in Chicago, Illinois, in accordance with the current Arbitration Rules of the American Arbitration Association, and judgment on the award entered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The costs of arbitration shall be allocated among the parties as directed by the arbitrator(s). The decision of the arbitrators shall be in writing with written findings of fact and shall be final and binding on the parties. THE PARTIES FURTHER AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

12.12 Title to Company Assets. The assets of the Company shall be owned by the Company as an entity, and no Member shall have any direct ownership interest in such assets or any portion thereof.

12.13 Creditors. Except as provided in §4.3 above of this Agreement, no provision of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

12.14   Execution of Additional Documents. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney, and other instruments reasonably necessary for the Company to comply with any applicable laws, rules, or regulations.

12.15   Confidentiality. Any mediators appointed pursuant to this Agreement shall be under a duty to maintain in confidence, to the greatest extent reasonably possible, any and all information relating to the Company and its Members or creditors.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Operating Agreement of Limited Liability Company as of the date first above written.

The Limited Liability Company:

ONEGLOBE CITIZEN, LLC

_____
By: Brenden L. Dougherty, Manager

Voting Members:

_____
Brenden L. Dougherty
[Address]



_____
Colin J. McGowan
[Address]

_____
David Soto
Post Office Box 6517
Scottsdale, AZ 85261

_____
Vishal Arora
[Address]

EXHIBIT A

CAPITAL CONTRIBUTIONS OF MEMBERS AND UNITS

Initial Units Issued: 1,500,000

Member	Capital Contribution	Initial Units	Vested Unit Distribution
Brenden L. Dougherty		1,351,912.5 (fully vested)	1,276,425 (fully vested)
Colin J. McGowan		73,875 (fully vested)	69,750 (fully vested)
David Soto		22,500 (Condition 1)	105,000 (fully vested)
Vishal Arora		51,712.5 (fully vested)	48,825 (fully vested)
Total Units		1,500,000 Units	1,500,000 Units

EXHIBIT B

MEMBERS NET DILLUTION SCHEDULE OF UNITS

	Immediately	31-Dec-16	12/31/17	12/31/18
David Soto	22,500.0	45,000.0	75,000.0	105,000.0
Colin J. McGowan	73,875.0	72,750.0	71,250.0	69,750.0
Vishal Aurora	51,712.5	50,925.0	49,875.0	48,825.0
Brenden L. Dougherty	1,351,912.5	1,331,325.0	1,303,875.0	1,276,425.0
Total Units	1,500,000	1,500,000	1,500,000	1,500,000